Filed pursuant to Rule 425 and deemed filed pursuant to Rule 14a-12

Filing Person: VeriFone Systems, Inc.

Subject Company: Hypercom Corporation

File Number: 333-171324

The following disclosures were included in a current report filed by Hypercom Corporation on Form 8-K dated February 14, 2011:

On or about January 14, 2011, Hypercom Corporation (“Hypercom”) mailed a definitive proxy statement and prospectus (the “Proxy Statement”) relating to a special meeting of stockholders of Hypercom scheduled to be held on February 24, 2011 for the following purposes: (i) to approve and adopt the Agreement and Plan of Merger, dated as of November 17, 2010, by and among Hypercom, VeriFone Systems, Inc. (“VeriFone”), and Honey Acquisition Co., a wholly-owned subsidiary of VeriFone, and approve the merger contemplated by the merger agreement (the “Merger”), (2) to approve the adjournment of the special meeting of stockholders of Hypercom, if necessary, for any purpose, including to solicit additional proxies if there are not sufficient votes to approve and adopt the merger agreement and approve the merger at the time of the special meeting of stockholders of Hypercom and (3) to conduct any other business that properly comes before the special meeting of stockholders of Hypercom or any adjournment or postponement of such special meeting.

As described in the Proxy Statement under the heading “The Merger — Litigation Related to the Merger,” in connection with the proposed Merger, several purported class action lawsuits were filed in Arizona and Delaware state courts alleging variously, among other things, that the board of directors of Hypercom breached its fiduciary duties in connection with the merger and that VeriFone, Hypercom, FP Hypercom Holdco, LLC and Francisco Partners II, L.P. aided and abetted that alleged breach. On January 4, 2011, the plaintiffs filed an Amended Complaint in the Arizona action alleging that the preliminary proxy statement should include various additional disclosures. Hypercom and VeriFone strongly believe that their disclosures in the Proxy Statement are appropriate and adequate under applicable law. Nevertheless, in order to lessen the risk of any delay of the closing of the Merger as a result of the litigation, Hypercom and VeriFone have decided to make available to Hypercom’s stockholders certain additional information in connection with the proposed Merger. The additional information is set forth below and should be read in conjunction with the Proxy Statement.

SUPPLEMENTAL DISCLOSURES

The following disclosure provides supplemental information with respect to projected financial information for Hypercom and Verifone.

Projected and Non-GAAP Financial Information

Hypercom Projected Financial Information

Hypercom provided certain non-public financial information to UBS in its capacity as Hypercom’s financial advisor, including projections by Hypercom’s management of Hypercom’s stand-alone financial performance for fiscal years 2010 through 2015 and pro forma projections by Hypercom’s management of the combined financial performance of Hypercom and VeriFone, taking anticipated synergies and cost savings into account, for 2011 through 2015. The VeriFone projections included in the combined projected financial information were supplied by VeriFone and adjusted by Hypercom’s management as it deemed appropriate. These projections were in turn used by UBS in performing the illustrative discounted cash flow analyses described on page 75 through 76 of the Proxy Statement. The projections of Hypercom’s stand-alone financial performance for fiscal years 2010 through 2015 and certain historical Hypercom stand-alone financial information were also provided to VeriFone. A summary of these projections is set forth below.

The prospective financial information included in this Supplement has been prepared by, and is the responsibility of, Hypercom’s management. This projected financial information was not prepared with a view toward public disclosure and it was not prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. Ernst & Young LLP has not examined, compiled, or performed any procedures with respect to the accompanying prospective financial information and, accordingly, Ernst & Young LLP expresses no opinion or any other form of assurance with respect thereto. Ernst & Young LLP’s reports on Hypercom’s and VeriFone’s audited historical financial statements do not extend to the prospective financial information and should not be read to do so. The summary of these projections is not being included in this Supplement to influence a Hypercom stockholder’s decision whether to vote in favor of the Merger, but because it represents an assessment by Hypercom’s management of Hypercom’s and the combined company’s future cash flows that was used in UBS’ financial analysis and on which the Hypercom board of directors relied in making its recommendation to Hypercom’s stockholders.

The projected financial information was based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of Hypercom and VeriFone, including but not limited to meeting certain sales performance criteria and implementing certain cost saving initiatives. In developing the projections, Hypercom reviewed various assumptions and alternative projections based on potential modifications to such assumptions. Important factors that may affect actual results and result in the forecast results not being achieved include, but are not limited to, fluctuations in demand for the combined company’s products; change in customer budgets; failure of the combined company to retain, recruit and hire key management, sales and technical personnel; inability to achieve cost saving initiatives; the failure to adequately enable the sales force to achieve certain sales performance objectives; adverse reactions to the merger by customers, suppliers and strategic partners; and other risks described in the Proxy Statement under the heading “Risk Factors.” The assumptions upon which the projections were based necessarily involve judgments with respect to, among other things, future economic and competitive conditions and financial market conditions, which are difficult to predict accurately and many of which are beyond either Hypercom’s or VeriFone’s control.

Accordingly, there can be no assurance that the projections will be realized, and actual results may vary materially from those shown. The inclusion of the projections in this Supplement should not be regarded as an indication that any of Hypercom, VeriFone or any of their respective affiliates, advisors or representatives considered or consider the projections to be predictive of actual future events, and the projections should not be relied upon as such. The financial forecasts summarized in this section were prepared prior to the execution of the Merger Agreement and have not been updated to reflect any changes since November 2010 or the actual 2010 results of operation of Hypercom, as set forth in the Proxy Statement under “Summary of Hypercom Selected Financial Data” or VeriFone under “Summary of VeriFone Selected Financial Data” or in any of the financial statements incorporated by reference in the Proxy Statement. None of Hypercom, VeriFone or any of their respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from these projections, and none of them undertakes any obligation, except as required by law, to update or otherwise revise the financial forecasts or financial information to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions. Neither Hypercom nor VeriFone intends to make publicly available any update or other revisions to the projections, except as required by law. None of Hypercom, VeriFone or their respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of the combined company compared to the information contained in the projections or that forecasted results will be achieved. Hypercom has made no representation to VeriFone, in the merger agreement or otherwise, concerning the projections.

Non-GAAP Supplemental Information

The non-GAAP information and schedules included in this Supplement should be read in conjunction with the audited and unaudited financial statements and notes thereto appearing in the Proxy Statement.

Hypercom provides non-GAAP supplemental information in this Supplement which excludes items such as restructuring costs, goodwill and other impairments, stock-based compensation, costs related to the proposed Merger, certain legal settlements, amortization, gains and losses on sales of assets, and non-cash amortization for discount on warrants issued for long-term debt and any applicable tax effects of such transactions and are provided to facilitate meaningful period-to-period comparisons of underlying operational performance. These non-GAAP measurements are used for internal management assessments because such measures provide additional insight into ongoing financial performance. Hypercom believes that the presentation of non-GAAP financial information may be useful to investors and analysts for many of the same reasons that management finds these measures useful.

Non-GAAP financial measures exclude many significant items that are also important to understanding and assessing Hypercom’s financial performance. Additionally, in evaluating alternative measures of operating performance, it is important to understand that there are no standards for these calculations. Accordingly, the lack of standards can result in subjective determinations by management about which items may be excluded from the calculations, as well as the potential for inconsistencies between different companies that have similarly titled alternative measures. Accordingly, Hypercom’s non-GAAP financial measures should be considered as a supplement to, and not as a substitute for, or superior to, disclosures made in accordance with GAAP.

Hypercom’s stockholders are cautioned not to place undue reliance on the projected and non-GAAP financial information included in this Supplement.

HYPERCOM STAND-ALONE HISTORICAL AND PROJECTED FINANCIAL INFORMATION

(in millions, except for per share data)

	Historical	Projected (3)
	Fiscal Year Ended December 31,	Fiscal Year Ended December 31,
	2009	2010	2011	2012	2013	2014	2015
Total Revenue	$406.9	$459.5	$502.6	$537.9	$586.3	$612.2	$639.2
Adjusted EBITDA (1)	$27.5	$44.1	$58.9	$90.0	$107.8	$114.5	$121.4
Unlevered Free Cash Flow			$40.5	$61.4	$67.6	$74.8	$79.7
Non-GAAP Earnings per Share (2)	$0.20	$0.46	$0.67

(1)	A reconciliation of operating income to non-GAAP Adjusted EBITDA is as follows:

Fiscal Year Ended December 31, 2009
(in thousands)
Operating income	$3,120
Depreciation and amortization	19,220
Restructuring charges	3,190
Stock-based compensation	1,942
Adjusted EBITDA	$27,472

(2)	A reconciliation of Net Income (Loss) to Non-GAAP Earnings per Share is as follows:

Fiscal Year Ended December 31, 2009
(in thousands, except earnings per share)
Net income (loss)	$(6,868)
Restructuring charges	3,190
Stock-based compensation	1,942
Amortization of purchased intangibles	9,038
Non-cash interest expense for amortization of warrants	3,786
Income tax effect	(178)
Non-GAAP net income	$10,910

Diluted Shares Outstanding	53,526

Non-GAAP Earnings per Share	$0.20

(3)	Projected Adjusted EBITDA for the years 2010 through 2015 was prepared on the same basis as the information provided for 2009. Projected Earnings per Share for the years 2010 and 2011 were prepared on the same basis as the information provided for 2009.

For a discussion of the illustrative discounted cash flow analysis performed by UBS in which these projections were used, please refer to pages 75 and 76 of the Proxy Statement.

HYPERCOM’S COMBINED HYPERCOM AND VERIFONE

PROJECTED FINANCIAL INFORMATION

(in millions)

	Projected (1)
	Fiscal Year Ending October 31,
	2011 (2)	2012	2013	2014	2015
Total Revenue	$1,284.9	$1,954.9	$2,256.7	$2,591.0	$2,975.2
Adjusted EBITDA	$248.6	$439.6	$528.0	$617.7	$720.4
Unlevered Free Cash Flow	$157.6	$272.0	$321.9	$382.0	$448.6

(1)	Pro forma projections adjusted to align Hypercom’s estimates to VeriFone’s fiscal year.
(2)	2011 only includes the combined results for the 9 months ended October 31, 2011.

The above pro forma EBITDA projections reflect potential net synergies projected by Hypercom’s management of $20 million for the nine months ended October 31, 2011, $41.2 million in fiscal 2012, and amounts ranging from $42.4 million to $45.0 million for each of the fiscal years 2013, 2014 and 2015. There can be no assurances that the projected synergies will in fact be realized or that they will be realized within the expected time period. For a discussion of the illustrative discounted cash flow analysis performed by UBS in which these projections were used, please refer to page 75 and 76 of the Proxy Statement.

Background of the Merger

The following disclosure supplements the discussion at page 60 regarding the confidentiality agreements that Hypercom entered into with two other industry participants in June 2009.

Hypercom also entered into confidentiality agreements with the other two parties around this time period. The confidentiality agreement that Hypercom entered into with one of the parties included a standstill provision that expired on November 21, 2009. There are no other third parties that have been subject to a standstill agreement with respect to Hypercom during this time period.

The following disclosure supplements the discussion at page 62 regarding VeriFone’s proposal sent on June 23, 2010.

As described in the Proxy Statement under the heading, “The Merger—Background of the Merger,” on June 23, 2010, VeriFone sent Hypercom a proposal to acquire Hypercom in a merger with consideration fixed at $6.00 per share in cash, with up to 50% of the purchase price to be paid in stock at Hypercom’s stockholders’ election, subject to restrictions to eliminate the contingency of the approval of VeriFone’s stockholders. The $6.00 amount represented a 27% premium to the 30-day average closing price of Hypercom common stock. No exchange ratio was specified in the letter.

The following disclosure supplements the discussion at page 64 regarding VeriFone’s proposal sent on September 20, 2010.

As described in the Proxy Statement under the heading, “The Merger—Background of the Merger,” on September 20, 2010, VeriFone sent Hypercom a letter proposing to acquire all of the outstanding Hypercom shares for $5.70 per share, either in cash or shares of VeriFone common stock. The letter noted that the proposal represented a premium of 52% over Hypercom’s closing share price on September 17, 2010, a premium of 66% over Hypercom’s average closing share price for the last thirty trading days and a premium of 39% over Hypercom’s August 4, 2010 closing share price. No exchange ratio was specified in the letter.

The following disclosure supplements the discussion at page 66 regarding Mr. Bergeron’s communications with Mr. Diethelm on October 18, 2010.

As described in the Proxy Statement under the heading, “The Merger—Background of the Merger,” on October 18, 2010, Mr. Douglas Bergeron, Chief Executive Officer of VeriFone, informed Mr. Daniel Diethelm, an independent director of the Hypercom board, that VeriFone was prepared to move forward with a tender offer at $6.00 if the parties could not come to agreement quickly. The $6.00 amount represented a 25% premium over Hypercom’s average closing share price for the last 30 trading days.

The following disclosure supplements the discussion at page 68 regarding discussions held among executive officers of Hypercom and VeriFone on November 14, 2010.

As described in the Proxy Statement under the heading, “The Merger—Background of the Merger,” on November 14, 2010, Mr. Bergeron, Robert Dykes, Chief Financial Officer of VeriFone, and Albert Liu, Senior Vice President and General Counsel of VeriFone, had further discussions with Philippe Tartavull, Chief Executive Officer of Hypercom, Thomas Sabol, Chief Financial Officer of Hypercom, Norman Stout, Chairman of the Board of Directors of Hypercom, and Douglas Reich, Senior Vice President and General Counsel of Hypercom, with Mr. Bergeron proposing that the parties discuss an exchange ratio between 0.225 and 0.23, with a portion of the consideration to be paid in cash. The 0.225 to 0.23 exchange ratio range represented between a 17% and 19% premium, respective, to the 30-day average closing price of Hypercom common stock, or between $7.33 and $7.49, respectively, based on the closing price of VeriFone’s common stock on November 12, 2010.

The following disclosure supplements the discussion at page 68 regarding Hypercom’s discussions with a potential strategic partner and large private equity firm in October and November 2010.

During the last week of October and the first two weeks of November 2010, Hypercom met separately with representatives of the potential strategic partner and large private equity firm that had approached Messrs. Tartavull and Riese in October 2010. Neither of these discussions led to a proposal for a transaction. The potential strategic partner spoke with Mr. Riese during the last week of October 2010, and signed a confidentiality agreement on October 28, 2010, pursuant to which limited non-public information was shared. At a meeting between Hypercom and the potential strategic partner in November 2010, a possible business combination was discussed but no specific transaction or terms were proposed. The large private equity firm contacted Mr. Tartavull on October 26, 2010 and signed a confidentiality agreement on October 28, 2010, pursuant to which limited non-public information was shared. The large private equity firm indicated that it was not interested in a business combination transaction and, therefore, no deal terms were discussed.

The following disclosure supplements the discussion at page 68 regarding the factors discussed by the Hypercom board on November 15, 2010.

On November 15, 2010, the Hypercom board of directors held a special telephonic meeting to discuss the status of the negotiations with VeriFone and the open issues in the draft merger agreement. DLA provided an updated summary of the merger agreement, and discussed open issues and the board’s fiduciary duties, UBS presented its analysis of the relative merits of the proposed economic terms of the merger, and the board received reports from its public relations and proxy advisors. The board discussed in extensive detail the following factors weighing in favor of the proposed merger:

•	the tentative views of UBS regarding the proposed exchange ratio to be provided for in the merger;

•	the premium that the merger consideration payable to the Hypercom’s stockholders would represent;

•

the fact that the merger consideration would be paid in stock, giving common stockholders an opportunity to participate in any future earnings or growth of the combined company and future appreciation in the value of the VeriFone shares following the merger;

•

the benefits to the combined company that could result from the merger, including an enhanced competitive and financial position, increased diversity in its product line, additional scale in specific geographic areas, and potential cost and other synergies;

•

the likelihood that the merger would be consummated, in light of VeriFone’s commitment to sell or otherwise dispose of certain businesses if reasonably necessary to satisfy the closing conditions for the Merger;

•	the terms and conditions of the merger agreement, including:

•	the scope of the representations, warranties and covenants to be made by VeriFone;

•	the conditions to the consummation of the merger, including the requirement that the merger agreement be approved by Hypercom’s stockholders;

•

the ability of the Hypercom board of directors, if the failure to do so would be inconsistent with its fiduciary duty, to provide information to and engage in negotiations with another party in connection with an unsolicited, bona fide written proposal that the Hypercom board determines in good faith and after consultation with outside legal counsel is reasonably likely to lead to a superior proposal and, subject to paying a termination fee to VeriFone, accept a superior proposal;

•	the fact that the merger would be intended to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code for U.S. federal income tax purposes;

•

the fact that the draft merger agreement provided for specific enforcement, and that Hypercom would be able to pursue damages reflecting the economic benefits of the transaction to its stockholders if VeriFone failed to close in breach of the merger agreement; and

•

the fact that VeriFone would be obligated to pay Hypercom a termination fee, if, subject to certain exceptions, the merger agreement were terminated based on (i) the entry of any order relating to antitrust or competition law, or (ii) the failure to consummate the merger by the termination date, and at the time of such termination all the closing conditions (other than regulatory conditions and the accuracy of VeriFone’s representations and warranties, and VeriFone’s performance of its obligations under the merger agreement) have been satisfied or waived; and

•

the business, financial, market and execution risks associated with remaining independent and the challenges of successfully executing Hypercom’s current business strategies, with the resulting uncertainty as to the future value of Hypercom’s common stock.

The board also discussed in extensive detail the following potentially countervailing factors:

•

the fact that, because the merger consideration would be a fixed exchange ratio of shares of VeriFone common stock to Hypercom common stock, Hypercom’s common stockholders could be adversely affected by a decrease in the trading price of VeriFone common stock during the pendency of the merger (that is, there is no price-based termination right or other similar protection);

•

the risk that the potential benefits and synergies sought in the merger might not be realized within the expected time period, and other risks generally associated with the integration by VeriFone of Hypercom;

•

the possibility that the merger might not be completed as a result of, among other matters, the failure of Hypercom’s stockholders to adopt the merger agreement or failure to secure regulatory approvals or consents, and the effect the termination of the transaction may have on the trading price of Hypercom’s common stock, its business, operating results and prospects, which effect would likely be exacerbated the longer the time period between the signing and any termination of the merger agreement;

•

the possible effects of the pendency (or termination) of the merger agreement on Hypercom’s business, operating results, prospects, employees, customers, distributors and suppliers, which effects would likely be exacerbated the longer the time period between the signing and any termination of the merger agreement;

•

that, under the terms of the draft merger agreement, Hypercom could not solicit other acquisition proposals and would have to pay VeriFone a termination fee if the merger agreement were terminated under certain circumstances, including if the Hypercom board exercises its right to terminate the merger agreement and enter into a superior transaction, which may deter others from proposing an alternative transaction that may be more advantageous to Hypercom’s stockholders;

•

the fact that if VeriFone failed to complete the merger as a result of a breach of the merger agreement, it may be expensive and difficult to pursue rights and remedies, the success of any action would be uncertain, and, depending upon the reason for not closing, Hypercom’s remedies may be limited to the termination fee payable by VeriFone, which is likely to be inadequate to compensate Hypercom for the damage caused; and

•

that the restrictions proposed in the draft merger agreement on the conduct of Hypercom’s business prior to completion of the merger, requiring Hypercom to conduct its business only in the ordinary course and imposing additional specific restrictions, could delay, limit or prevent Hypercom from undertaking business opportunities that may arise during that period.

No specific resolutions were passed with respect to the merger at that time.

Opinion of Hypercom’s Financial Advisor

The following disclosure supplements the discussion at page 72 regarding Hypercom’s engagement of UBS as its financial advisor.

Under the terms of UBS’s engagement, Hypercom agreed to pay UBS for its financial advisory services in connection with the merger an aggregate fee currently estimated to be approximately $6,500,000, approximately $6,000,000 of which is contingent upon consummation of the merger.

UBS has not performed any services for VeriFone in the past two years.

Hypercom Stock Options, Restricted Stock and Hypercom Warrants

The following disclosure supplements the discussion at page 80 regarding stock options and restricted stock held by the executive officers and directors of Hypercom as of the date of signing of the Merger Agreement.

The amount and estimated cash value of unvested equity awards held by the executive officers and directors of Hypercom as of the date of signing of the Merger Agreement is summarized in the table below.

Name	Title	Unvested Stock Options	Value of Unvested Stock Options (1)	Unvested Restricted Stock	Value of Unvested Restricted Stock (2)
Philippe Tartavull	Chief Executive Officer and President	366,668	$1,014,171.08	240,000	$1,756,800.00
Thomas Sabol	Chief Financial Officer	245,834	$1,130,920.78	45,000	$329,400.00
Shawn Rathje	Chief Accounting Officer and Corporate Controller	10,002	$50,910.18	26,667	$195,202.44
Henry Gaillard(3)	Senior Vice President, Global Operations	86,667	$234,300.85	50,000	$366,000
Douglas Reich	Senior Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary	1,667	$4,250.85	11,667	$85,402.44
Scott Tsujita	Senior Vice President, Finance, Treasury and Investor Relations	4,167	$10,625.85	11,667	$85,402.44
Norman Stout	Chairman of the Board of Directors	15,000	$58,050.00	N/A	N/A
Daniel Diethelm	Director	26,112	$94,830.72	N/A	N/A
Johann Dreyer	Director	15,000	$58,050.00	N/A	N/A
Keith Geeslin	Director	15,000	$58,050.00	N/A	N/A
Thomas Ludwig	Director	15,000	$47,250.00	N/A	N/A
Ian Marsh	Director	15,000	$58,050.00	N/A	N/A
Phillip Riese	Director	15,000	$58,050.00	N/A	N/A

(1)	Based on the number of shares underlying unvested stock options, multiplied by the difference between $7.32 (the product of the 0.23 exchange ratio and VeriFone’s closing price of $31.84 per share on November 16, 2010) and the exercise price of the options as of the date of signing of the Merger Agreement.
(2)	Based on the number of shares of unvested restricted stock multiplied by $7.32.
(3)	Mr. Gaillard resigned and is no longer an officer of Hypercom as of January 24, 2011.

IMPORTANT INFORMATION

In connection with the proposed transaction, VeriFone has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (Registration No. 333-171324) that includes a proxy statement/prospectus of Hypercom relating to the proposed transaction. The proxy statement/prospectus has been mailed to the stockholders of Hypercom. Investors are urged to read the registration statement and the proxy statement/prospectus (and all amendments and supplements thereto) that is part of the registration statement and any other relevant documents filed with the SEC when they become available because they contain important information about VeriFone, Hypercom and the proposed transaction. You will be able to obtain, without charge, copies of the registration statement, including the proxy statement/prospectus, as well as other filed documents containing information about VeriFone and Hypercom, at the website maintained by the SEC (www.sec.gov) when they become available. Copies of VeriFone’s filings may also be obtained without charge from VeriFone at VeriFone’s website (www.verifone.com) or by directing a request in writing to VeriFone Systems, Inc., Attention: Investor Relations, 2099 Gateway Place, Suite 600, San Jose, California 95110, by phone to (408) 232-7979 or by email to ir@verifone.com. Copies of Hypercom’s filings may be obtained without charge from Hypercom at Hypercom’s website (www.hypercom.com) or by directing a request in writing to Hypercom Corporation, Attention: Investor Relations, 8888 East Raintree Drive, Suite 300, Scottsdale, Arizona 85260, by phone to (480) 642-5000 or by email to stsujita@hypercom.com.

VeriFone, Hypercom and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Hypercom stockholders in respect of the proposed transaction. Information regarding VeriFone’s directors and executive officers is available in VeriFone’s Annual Report on Form 10-K for the fiscal year ended October 31, 2010, filed with the SEC on December 21, 2010. Information regarding Hypercom’s directors and executive officers is set forth in the proxy statement/prospectus contained in the Registration Statement on Form S-4/A filed by VeriFone on January 10, 2011. Information regarding Hypercom’s directors and executive officers is also available in Hypercom’s Annual Report on Form 10-K and Form 10-K/A for the fiscal year ended December 31, 2009, filed with the SEC on March 12, 2010 and December 1, 2010, respectively, and the proxy statement for Hypercom’s 2010 annual meeting of stockholders filed with the SEC on April 26, 2010.